Media Release

Rio Tinto announces landmark Pilbara iron ore operational performance ahead of schedule

13 May 2014

Rio Tinto today announced a major milestone for Australia’s largest integrated mining project, with its Pilbara iron ore system of mines, rail and ports reaching a run rate of 290 million tonnes a year (Mt/a), two months ahead of schedule.

Early completion of the expansion has added significant value to the Pilbara operations, with continued ramp-up of the system contributing to the record first quarter production achieved this year.

The achievement further underlines the world-class status of Rio Tinto’s Western Australian iron ore operations and follows completion of the infrastructure component in September 2013, which itself was delivered four months ahead of schedule and $400 million under budget.

Rio Tinto Iron Ore chief executive Andrew Harding said “This is a significant milestone which adds real value for our business and our shareholders by moving more iron ore through the Pilbara at low cost. It builds on an impressive track record of delivery, achieved through our culture of driving performance and the quality of our people.

“We are now focused on the next phase of our expansion towards 360 Mt/a. The infrastructure is on schedule for completion in a little over 12 months and, from a base run rate of 290 Mt/a, we have a rapid, low-cost pathway to increase mine production capacity by more than 60 Mt/a between now and 2017.”

Rio Tinto has achieved the 290 Mt/a run rate but there is likely to be some run rate variability in coming months as Rio Tinto completes its 360 Mt/a expansion and realises the integration of AutoHaul®, the world’s first automated heavy-haul rail system.

Notes for Editors

Expansion timeline:

  The 283 Mt/a expansion project was announced in October 2010 and was increased to 290 Mt/a in 2012 reflecting greater productivity throughout the integrated system of mines, rail and ports.

  First ore loaded at the new Cape Lambert port B facility in August 2013.

  The 290 Mt/a infrastructure was completed in October 2013.

  The 360 Mt/a infrastructure will be completed by the end of the first half of 2015, and mine production capacity will increase by more than 60 million tonnes a year between 2014 and 2017.

  The majority of the low-cost growth will be delivered in the next two years with mine production of more than 330 million tonnes in 2015.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

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